UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On September 17, 2013, the Company issued a press release disclosing experimental data for CGEN-15049, one of nine novel immune checkpoint proteins predicted by the Company to date through the use of its unique predictive discovery infrastructure.  A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655 and 333-185910.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release, dated September 17, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: September 17, 2013	By:	/s/ Dikla Czaczkes Axselbrad

Dikla Czaczkes Axselbrad Chief Financial Officer